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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                    SEC File Number:  000-22893
                                                          CUSIP Number:  00760J

(Check One):  [X]Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ]Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

              For Period Ended May 31, 2009
              [ ]  Transition Report on Form 10-K
              [ ]  Transition Report on Form 20-F
              [ ]  Transition Report on Form 11-K
              [ ]  Transition Report on Form 10-Q
              [ ]  Transition Report on Form N-SAR
              For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          PART I - REGISTRANT INFORMATION

Aehr Test Systems
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Full Name of Registrant

N/A
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Former Name if Applicable

400 Kato Terrace
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Address of Principal Executive Office (Street and Number)

Fremont, California 94539
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City, State and Zip Code

                          PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


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(c)	The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.

                               PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Aehr Test Systems (the "Registrant") is unable to file its annual report on Form 10-K for the period ended May 31, 2009 within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to obtain and analyze the business information necessary to complete the preparation of the Registrant's financial statements and the review of such financial statements by the Registrant's auditors in time for filing.

                              PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gary L. Larson, Chief Financial Officer     (510)               623-9400
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              (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?   [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its Form 10-K for the period ended May 31, 2009, it will report significant changes to its net income compared to the period ended May 31, 2008. The Registrant anticipates that it will report a decrease of approximately 45% in revenue and a net loss of approximately $30.0 million for the period ended May 31, 2009 compared to a net income for the period ended May 31, 2008 of approximately $10.6 million. We believe that the decrease in net profit for the period ended May 31, 2009 is the result of the bankruptcy filing of our largest customer and the decline in global demand for semiconductor equipment, and consists of the following: (1) a reduction in net sales of $17.6 million; (2) a provision for bad debt of $13.7 million; (3) a provision for excess and obsolete inventory of $7.2 million; (4) the reinstatement of the deferred tax asset valuation allowance of $4.9 million;
(5) cancellation charges of $0.3 million; (6) an impairment of goodwill of $0.3 million; and (6) severance costs of $0.4 million.

                             Aehr Test Systems
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 1, 2009                        By: /s/ GARY L. LARSON
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                                                Gary L. Larson
                                                Vice President of Finance and
                                                Chief Financial Officer



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